Exhibit 21.1

List of Subsidiaries

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION
Acadia Pharma Limited	England and Wales
Acadia Pharmaceuticals A/S	Denmark
Acadia Pharmaceuticals GmbH Acadia Pharmaceuticals Holdings Inc. Acadia Pharmaceuticals (Canada) Inc.	Switzerland Delaware Ontario, Canada
Acadia Pharmaceuticals (France) SAS	France
Acadia Pharmaceuticals (Germany) GmbH	Germany
Acadia Pharmaceuticals (Italy) S.R.L.	Italy
Acadia Pharmaceuticals (Netherlands) B.V.	Netherlands
Amorsa Therapeutics Inc.	Massachusetts
CerSci Therapeutics Incorporated	Delaware
Levo Therapeutics, Inc.	Delaware
Pandeia Therapeutics Limited	England and Wales